Exhibit (a)(23)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN SINGAPORE

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Singapore. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

It is unlikely that you will be subject to tax as a result of the exchange of an option for restricted stock units.

Restricted Stock Units.

You will not be subject to tax at the time you receive the restricted stock units. When the restricted stock units vest and the underlying shares are distributed, you will recognize taxable income in an amount equal to the fair market value of those shares on the vesting date.

Sale of Shares.

When you subsequently sell the shares, you will not in general be subject to any additional tax.

Withholding and Reporting.

Your employer will report the income recognized in connection with the vesting of the restricted stock units. You will be responsible for paying all applicable taxes.